SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

02050763

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
RULE 13a-16 OR 15d-16
OF THE
SECURITIES EXCHANGE ACT OF 1934

July 31, 2002

ČEZ, a. s.

(Translation of registrant's name into English)

c/o Jungmannova 29
111 48 Prague 1
Czech Republic

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F x Form 40-F ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No x

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-__________.

The following information was filed by ČEZ, a. s. in Czech language with the Prague Stock Exchange as required by its rules and regulations:

Operational, economic and financial results for first six months in 2002.

Updated list of the Supervisory Board of ČEZ, a. s.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 31, 2002

ČEZ, a. s.

By ____________________

Name: Libuše Látalová

Title: Head of Finance Administration

Konsolidovaný výkaz zisku dle IFRS (v mil. Kč)
(Consolidated Income Statement in accordance with IFRS)

	1997	1998	1999	2000	2001	1-6/2002
Operating revenues	**54 991**	**55 242**	**53 542**	**52 692**	**56 597**	**27 717**
Sales of electricity	51 254	52 041	50 678	49 675	53 300	25 571
Heat sales and other revenues	3 737	3 201	2 864	3 017	3 297	2 146
Operating expenses	**40 842**	**42 403**	**43 416**	**39 837**	**41 684**	**20 343**
Fuel	13 314	13 316	12 957	12 800	13 220	6 207
Purchased power and related services	7 601	7 430	7 808	5 436	6 389	3 812
Repairs and maintenance	4 048	4 266	4 217	3 316	3 476	1 126
Depreciation and amortization	7 107	8 314	8 885	9 349	9 336	5 034
Salaries and wages	3 250	3 407	3 584	3 793	3 946	1 927
Materials and supplies	1 962	2 135	2 087	1 954	1 851	817
Other operating expenses	3 560	3 535	3 878	3 189	3 466	1 420
Income before other expense/income and income taxes	**14 149**	**12 839**	**10 126**	**12 855**	**14 913**	**7 374**
Other expenses/income	**4 517**	**-592**	**4 917**	**2 254**	**1 621**	**-804**
Interest income	-155	-108	-157	-188	-177	-78
Interest on debt, net of capitalized interest	776	834	966	1 015	796	159
Interest on nuclear provisions	1 150	1 195	1 230	1 265	1 463	749
Foreign exchange rate losses (gains)	2 182	-2 010	2 609	216	-2 110	-4 213
Other expenses/income, net	564	485	703	265	2 009	2 812
Income from associate	x	-988	-434	-319	-360	-233
Income before income taxes	**9 632**	**13 431**	**5 209**	**10 601**	**13 292**	**8 178**
Income taxes	**4 179**	**3 460**	**919**	**3 364**	**4 169**	**1 466**
Net income	**5 453**	**9 971**	**4 290**	**7 237**	**9 123**	**6 712**

Viktora / 23.7.2002

Konsolidovaná rozvaha dle IFRS (v mil. Kč)
(Consolidated Balance Sheet in accordance with IFRS)

	k 31.12.97	k 31.12.98	k 31.12.99	k 31.12.00	k 31.12.01	k 30.6.02
Assets	**183 055**	**196 205**	**211 489**	**222 260**	**229 027**	**228 637**
Fixed assets	**171 035**	**187 718**	**199 056**	**211 384**	**216 306**	**214 329**
Plant in service	150 412	163 636	170 901	177 181	180 069	237 525
Less accumulated provision for depreciation	60 593	68 200	76 153	84 228	92 431	97 190
Net plant in service	89 819	95 436	94 748	92 953	87 638	140 335
Nuclear fuel, at amortized cost	4 599	4 519	4 913	5 764	5 967	7 876
Construction work in progress	74 880	81 337	91 460	103 591	111 929	55 469
Investment in associate	x	4 607	5 024	5 225	5 518	5 617
Investments, net	1 375	1 460	2 515	2 935	4 110	3 887
Intangible assets, net	362	359	396	916	1 144	1 145
Current assets	**12 020**	**8 487**	**12 433**	**10 876**	**12 721**	**14 308**
Cash and cash equivalents	4 097	1 007	4 357	3 219	3 365	5 787
Receivables, net	3 565	3 241	3 536	4 032	3 933	3 441
Income tax receivable	930	412	956			6
Materials and supplies, net	1 631	1 796	2 172	2 268	2 489	2 598
Fossil fuel stock	1 227	1 284	797	712	657	476
Other current assets	570	747	615	645	2 277	2 000
Shareholders´ equity and liabilities	**183 055**	**196 205**	**211 489**	**222 260**	**229 027**	**228 637**
Shareholders´ equity	**107 930**	**117 915**	**122 205**	**129 442**	**136 726**	**141 970**
Stated capital	59 195	59 209	59 209	59 209	59 050	59 062
Retained earnings	48 735	58 706	62 996	70 233	77 676	82 908
Long-term liabilities	**57 115**	**52 465**	**69 541**	**70 606**	**64 477**	**58 537**
Long-term debt, net of amount due within one year	39 689	34 561	51 084	49 704	43 081	36 676
Accumulated provision for nuclear decommissioning and fuel storage	17 426	17 904	18 457	20 902	21 396	21 861
Deferred income taxes, net	**3 129**	**5 501**	**6 265**	**8 057**	**9 870**	**9 720**
Current liabilities	**14 881**	**20 324**	**13 478**	**14 155**	**17 954**	**18 410**
Short-term loans	3 204	2 704	2 804	1 104	514	
Current portion of long-term debt	3 502	10 333	2 665	4 703	5 126	4 563
Trade and other payables	4 796	4 046	4 552	5 035	8 651	10 563
Income tax payable				643	953	869
Accrued liabilities	3 379	3 241	3 457	2 670	2 710	2 415
A - P	0	0	0	0	0	0

Viktora / 23.7.2002

Consolidated Cash Flow Statement in accordance with IFRS

(v mil. Kč)

	1-12/1998	1-12/1999	1-12/2000	1-12/2001	1-6/2002
Operating activities:					
Income before income taxes	13 431	5 209	10 601	13 292	8 178
Adjustments to reconcile income before income taxes to net cash provided by operating activities:					
Depreciation and amortization and asset write-offs	8 427	9 687	9 406	9 429	5 052
Amortization of nuclear fuel	1 549	1 568	1 630	1 644	883
Gain/Loss in fixed assets retirements	-26	97	23	50	-422
Foreign exchange rate loss (gain)	-2 010	2 609	216	-2 110	-4 213
Interest expense, interest income and dividends income, net	694	827	785	555	196
Provision for nuclear decommissioning and fuel storage	381	452	398	387	411
Provisions for doubtful accounts, environmental claims and other adjustments	-24	120	92	217	-81
Income from associate	-988	-434	-319	-360	-233
Changes in assets and liabilities:	*-855*	*801*	*-461*	*913*	*1 362*
Receivables	307	-120	-520	-1 027	490
Materials and supplies	-169	-476	-246	48	-109
Fossil fuel stocks	-57	487	85	56	180
Other current assets	-186	217	-70	-387	274
Trade and other payables	-747	402	550	1 809	442
Accrued liabilities	-3	291	-260	414	85
Cash generated from operations	20 579	20 936	22 371	24 017	11 133
Income taxes paid	-569	-701	26	-1 820	-1 705
Interest paid, net of interest capitalized	-830	-1 025	-1 072	-744	-445
Interest received	107	153	189	178	80
Dividends received	135	133	160	131	19
Net cash provided by operating activities	**19 422**	**19 496**	**21 674**	**21 762**	**9 082**
Investing activities:					
Additions to property, plant and equipment and other non current assets	-25 812	-22 726	-21 621	-15 318	-3 994
Proceeds from sales of fixed assets	60	533	313	163	630
Total cash used in investing activities	**-25 752**	**-22 193**	**-21 308**	**-15 155**	**-3 364**
Financing activities:					
Proceeds from borrowings	18 645	40 587	12 797	6 737	2 354
Payments of borrowings	-15 037	-34 280	-14 287	-11 776	-5 273
Acquisition of treasury shares				-159	
Dividends paid				-1 174	
Total cash provided by (used in) financing activities	**3 608**	**6 307**	**-1 490**	**-6 372**	**-2 919**
Net effect of currency translation in cash	-368	-260	-14	-89	-377
Net increase/decrease in cash and cash equivalents	**-3 090**	**3 350**	**-1 138**	**146**	**2 422**
Cash and cash equivalents at beginning of period	4 097	1 007	4 357	3 219	3 365
Cash and cash equivalents at end of period	1 007	4 357	3 219	3 365	5 787
Supplementary cash flow information					
Total cash paid for interest	4 164	4 668	4 402	3 527	1 519

Viktora / 23.7.2002

BALANCE SHEET
long form

Name and address of accounting unit

June 30, 2002
(in thousands of CZK)

ČEZ, a. s.
Duhová 2/1444
Praha 4
IČ: **452 74 649**

Ident.	ASSETS	current year			prior year
		gross	adjustments	net	net
a	b	1	2	3	4
	TOTAL ASSETS	**284 380 375**	**-86 871 440**	**197 508 935**	**202 373 315**
A.	Stock subscribtions receivable				
B.	Fixed assets	**258 736 514**	**-86 216 738**	**172 519 776**	**174 452 554**
B. I.	Intangible assets	**2 005 049**	**-981 374**	**1 023 675**	**1 030 775**
B. I. 1.	Expenses of foundation and organization				
2.	Research and development				
3.	Software	1 718 301	-970 184	748 117	758 384
4.	Patents, rights and royalties	22 509	-11 190	11 319	6 812
5.	Other intangibles				
6.	Intangibles in progress	264 239		264 239	264 578
7.	Advances for intangibles				1 001
B. II.	Tangible assets	**244 689 827**	**-85 025 161**	**159 664 666**	**161 367 111**
B. II. 1.	Land	674 287		674 287	663 093
2.	Buildings, halls and constructions	62 030 639	-24 180 507	37 850 132	27 125 687
3.	Separate movable items and groups of movable items	137 128 255	-60 791 020	76 337 235	42 171 735
4.	Permanent growth				
5.	Livestock				
6.	Other tangible assets	13 854		13 854	13 854
7.	Tangibles in progress	37 887 031	-53 515	37 833 516	84 291 167
8.	Advances for tangibles	6 955 499		6 955 499	7 101 424
9.	Adjustment to acquired property	262	-119	143	151
B. III.	Financial investment	**12 041 638**	**-210 203**	**11 831 435**	**12 054 668**
B. III. 1.	Majority shareholdings and participating interests (shareholdings > 50%)	5 700 971		5 700 971	5 791 117
2.	Substantial shareholdings and participating interests (shareholdings of 20% - 50%)	4 342 564	-197 303	4 145 261	4 268 536
3.	Other securities and deposits	1 693 844		1 693 844	1 078 664
4.	Intergroup loans				
5.	Other financial investments	302 239	-12 900	289 339	916 351
6.	Financial investment in progress	2 020		2 020	
7.	Advances for financial investment				

Ident.	ASSETS	current year			prior year
		gross	adjustments	net	net
a	b	1	2	3	4
C.	Current assets	**25 484 912**	**-654 702**	**24 830 210**	**24 230 211**
C. I.	Inventory	**14 734 750**	**-12 685**	**14 722 065**	**15 037 254**
C. I. 1.	Materials	14 718 328	-12 685	14 705 643	15 027 712
2.	Work in progress and semi-finished production	3 070		3 070	1
3.	Finished products				
4.	Livestock				
5.	Goods				
6.	Advances for inventory	13 352		13 352	9 541
C. II.	Long-term receivables	**2 074 281**		**2 074 281**	**2 681 601**
C. II. 1.	Trade receivables	64 708		64 708	76 586
2.	Receivables from partners and associations				
3.	Receivables from related companies (shareholdings > 50%)	1 950 260		1 950 260	2 565 278
4.	Receivables from related companies (shareholdings of 20% - 50%)				
5.	Other receivables	59 313		59 313	39 737
C. III.	Short-term receivables	**4 924 139**	**-642 017**	**4 282 122**	**4 238 128**
C. III. 1.	Trade receivables	4 227 396	-590 174	3 637 222	3 662 381
2.	Receivables from partners and associations				
3.	Receivables from social security				
4.	Receivables from taxes	2 267		2 267	3 439
5.	Receivables from related companies (shareholdings > 50%)	477 424		477 424	479 170
6.	Receivables from related companies (shareholdings of 20% - 50%)	1 430	-1 430		
7.	Other receivables	215 622	-50 413	165 209	93 138
C. IV.	Financial accounts	**3 751 742**		**3 751 742**	**2 273 228**
C. IV. 1.	Cash	3 345		3 345	3 287
2.	Bank accounts	2 532 106		2 532 106	1 445 532
3.	Short-term financial assets	1 216 291		1 216 291	824 409
4.	Short-term financial assets in progress				
D.	Other assets - temporary accounts	**158 949**		**158 949**	**3 690 550**
D. I.	Temporary accounts of assets	**88 994**		**88 994**	**3 615 838**
D. I. 1.	Prepaid expenses	88 994		88 994	2 180 422
2.	Unbilled revenues				1 237
3.	Exchange rate losses	x	x	x	1 434 179
D. II.	Contingencies	**69 955**		**69 955**	**74 712**
	Control number	1 137 451 545	-347 485 760	789 965 785	809 418 548

Ident.	SHAREHOLDERS´ EQUITY AND LIABILITIES	current year	prior year
a	b	5	6
	TOTAL SHAREHOLDERS´ EQUITY AND LIABILITIES	**197 508 935**	**202 373 315**
A.	Shareholders´ equity	**125 520 256**	**123 897 070**
A. I.	Stated capital	**59 062 687**	**59 050 449**
A. I. 1.	Stated capital	59 208 846	59 208 846
2.	Own shares	-158 397	-158 397
3.	Changes in stated capital	12 238	
A. II.	Capital funds	**-2 404 012**	**1 661 341**
A. II. 1.	Share premium		
2.	Other capital funds	1 661 483	1 661 341
3.	Revaluation of assets and liabilities	-4 065 495	
4.	Revaluation from transformations		
A. III.	Funds from net profit	**9 074 069**	**8 729 798**
A. III. 1.	Legal reserve fund	8 850 201	8 528 479
2.	Indivisible fund		
3.	Statutory and other funds	223 868	201 319
A. IV.	Retained earnings	**52 564 176**	**48 021 040**
A. IV. 1.	Retained earnings of previous years	52 564 176	48 021 040
2.	Retained losses of previous years		
A. V.	Profit / loss of current accounting period	**7 223 336**	**6 434 442**
B.	Liabilities	**71 031 794**	**76 445 796**
B. I.	Reserves	**19 700 065**	**19 675 889**
B. I. 1.	Legal reserves	7 474 659	6 419 671
2.	Reserve for income tax		
3.	Other reserves	8 475 847	8 370 079
4.	Deferred tax liabilities (assets)	3 749 559	3 749 559
5.	Reserve for exchange rate losses	x	1 136 580
B. II.	Long-term liabilities	**22 309 539**	**26 632 337**
B. II. 1.	Long-term payables to related companies (shareholdings > 50%)	11 075 766	13 450 117
2.	Long-term payables to related companies (sharehold. of 20%-50%)		
3.	Long-term deposits received		182 220
4.	Bonds payable	11 233 773	13 000 000
5.	Long-term notes payable		
6.	Other long-term payables		

Ident.	SHAREHOLDERS´ EQUITY AND LIABILITIES	current year	prior year
a	b	5	6
B. III.	Short-term liabilities	**10 354 851**	**5 649 312**
B. III. 1.	Trade payables	3 257 182	4 037 764
2.	Payables to partners and associations	1 490 477	10 255
3.	Payables to employees	135 681	146 678
4.	Social security payables	87 960	96 316
5.	Taxes payable and subsidies	1 270 846	1 124 010
6.	Payables to related companies (shareholdings > 50%)		
7.	Payables to related companies (shareholdings of 20% - 50%)		
8.	Other payables	4 112 705	234 289
B. IV.	Bank loans and short-term notes	**18 667 339**	**24 488 258**
B. IV. 1.	Long-term bank loans	14 460 509	19 131 974
2.	Short-term bank loans	4 206 830	5 356 284
3.	*Short-term notes*		
C.	Other liabilities - temporary accounts	**956 885**	**2 030 449**
C. I.	Accruals	**741 376**	**1 543 656**
C. I. 1.	Accruals	635 228	815 889
2.	Deferred income	106 148	202 669
3.	Exchange rate gains	X	525 098
C. II.	Contingencies	**215 509**	**486 793**
	Control number	782 596 895	802 572 025

Sent out on:	Signature of accounting unit´s statutory body:	Person responsible for accounting: Ing. Petr Pětioký	Person responsible for financial statements: Ivan Viktora tel.: 7113 2357

Výsledovka Úč POD 2-01

PROFIT AND LOSS STATEMENT

long form

Name and address of acc. unit

June 30, 2002
(in thousands of CZK)

ČEZ, a. s.
Duhová 2/1444
Praha 4
IČ: **452 74 649**

Ident. a	TEXT b	current period 1	prior year period 2
I.	Revenues from goods sold	4 544	3 098
A.	Costs of goods sold	3 580	2 643
+	Sales margin	**964**	**455**
II.	Production	**24 342 179**	**27 242 609**
II. 1.	Revenues from finished products and services	24 081 639	27 007 234
2.	Changes in inventory of own production	3 069	264
3.	Capitalization (of own work)	257 471	235 111
B.	Consumption from production	**11 979 555**	**12 895 944**
B. 1.	Consumption of material and energy	9 549 911	10 087 362
B. 2.	Services	2 429 644	2 808 582
+	Value added	**12 363 588**	**14 347 120**
C.	Personnel expenses	**1 815 391**	**1 906 732**
C. 1.	Wages and salaries	1 254 670	1 215 425
C. 2.	Bonuses to board members	5 783	5 843
C. 3.	Social insurance	447 641	439 132
C. 4.	Other social expenses	107 297	246 332
D.	Taxes and fees	625 062	547 121
E.	Amortization of intangibles and depreciation of tangibles	4 368 704	4 024 546
III.	Revenues from intangibles, tangibles and material sold	92 776	110 222
F.	Net book value of intangibles, tangibles and material sold	46 661	136 224
IV.	Reversal of reserves and prepaid expenses	379 477	486 159
G.	Creation of reserves and prepaid expenses	1 540 233	1 435 202
V.	Reversal of adjustments	69 100	44 930
H.	Creation of adjustments	9	9
VI.	Other operational revenues	365 345	615 398
I.	Other operational expenses	216 960	209 143
VII.	Transfer of operational revenues		
J.	Transfer of operational expenses		
*	Net operating results	**4 657 266**	**7 344 852**

Ident. a	TEXT b	current period 1	prior year period 2
VIII.	Revenues from sale of securities and deposits	540 562	
K.	Sold securities and deposits	155 359	
IX.	Revenues from financial investments	**19 138**	**34 282**
IX. 1.	Revenues from securities and deposits in group	19 138	34 282
2.	Revenues from other securities and deposits		
3.	Revenues from other financial investments		
X.	Revenues from short-term financial assets		1 282
L.	Costs of financial assets		
XI.	Revenues from revaluation of securities		
M.	Costs of revaluation of securities		
XII.	Reversal of financial reserves	1 136 580	2 019 848
N.	Creation of financial reserves		2 308 650
XIII.	Reversal of adjustments	23 572	
O.	Creation of adjustments		
XIV.	Interest revenues	152 590	136 727
P.	Interest expenses	1 197 110	1 461 986
XV.	Other financial revenues	6 910 923	196 539
Q.	Other financial expenses	3 285 540	281 767
XVI.	Transfer of financial revenues		
R.	Transfer of financial expenses		
*	Net results from financial activities	**4 145 356**	**-1 663 725**
S.	Income taxes on normal activity	**1 604 188**	**1 064 957**
S. 1.	- Due	1 604 188	1 064 957
2.	- Deferred		
**	Net results after taxes from normal activity	**7 198 434**	**4 616 170**
XVII.	Extraordinary revenues	12 177	17 705
T.	Extraordinary expenses	-12 725	2 129
U.	Income tax on extraordinary activity		
U. 1.	- Due		
2.	- Deferred		
*	Net results from extraordinary activity	**24 902**	**15 576**
W.	Income distribution to partners		
***	Net profit (loss) for the accounting period	**7 223 336**	**4 631 746**
	Profit (loss) before income taxes	**8 827 524**	**5 696 703**
	Control number	145 076 411	135 319 273

Sent out on:	Signature of accounting unit´s statutory body:	Person responsible for accounting: Ing. Petr Pětioký	Person responsible for financial statements: Ivan Viktora tel.: 7113 2357

Cash flow statement
for six-months period ended June 30, 2002
(in thousands of CZK)

P.	**Cash and cash equivalents at beginning of period**	**2 273 228**
	Operating activities	
Z.	Pre-tax profit from normal activity	8 802 622
A.1.	Adjustments by non-cash transactions	5 919 978
A.1.1.	Depreciation, amortization and writing-off	4 379 375
A.1.1.1.	Depreciation and amortization of fixed assets	4 378 754
A.1.1.2.	Receivables writing-off	621
A.1.2.	Change in adjustments, reserves and temporary accounts	917 733
A.1.2.1.	Change in adjustments	-92 672
A.1.2.2.	Change in reserves	24 176
A.1.2.3.	Change in temporary accounts of assets and liabilities	986 229
A.1.3.	Gain/Loss on fixed assets retirements	-421 650
A.1.4.	Interest expenses and revenues	1 044 520
A.1.4.1	Interest expenses	1 197 110
A.1.4.2.	Interest revenues	-152 590
A.*	**Net cash provided by operating activities before taxes, changes in working capital and extraordinary items**	**14 722 600**
A.2.	Change in working capital	321 705
A.2.1.	Change in receivables from operational activities	678 331
A.2.2.	Change in short-term payables from operational activities	-671 815
A.2.3.	Change in inventory	315 189
A.**	**Net cash provided by operating activities before taxes and extraordinary items**	**15 044 305**
A.3.	Interest paid, excl. capitalized interest	-1 494 914
A.4.	Interest received	153 827
A.5.	Income taxes paid	-1 456 891
A.6.	Revenues and expenses related to extraordinary items	24 902
A.***	**Net cash provided by operating activities**	**12 271 229**
	Investing activities	
B.1.	Fixed assets acquisition	-2 928 242
B.1.1.	Additions to tangible fixed assets	-2 546 852
B.1.2.	Additions to intangible fixed assets	-144 961
B.1.3.	Change in financial investment	91 445
B.1.4.	Change in payables from investing activity	-330 022
B.1.5.	Change in payables from investing activity (emerging from exchange rate differencies)	2 148
B.2.	Proceeds from sales of fixed assets	565 467
B.2.1.	Proceeds from sales of tangible fixed assets	71 431
B.2.2.	Proceeds from sales of intangible fixed assets	
B.2.3.	Proceeds from sales of financial investment	540 562
B.2.4.	Change in receivables from sales of fixed assets	-46 526
B.***	**Total cash used in investing activities**	**-2 362 775**
	Financing activities	
C.1.	Change in long-term liabilities and short-term loans	-8 377 490
C.1.1.	Change in long-term bank loans	-4 671 465
C.1.2.	Change in short-term bank loans and notes	-1 149 454
C.1.3.	Change in long-term bonds payable	
C.1.4.	Change in other long-term liabilities	-2 556 571
C.2.	Impact of changes in equity by cash	-52 450
C.2.1.	Monetary donations and subsidies to equity	
C.2.2.	Direct payments debited to funds	-52 450
C.2.3.	Paid-out dividends and profit shares	
C.2.4.	Purchase of own shares	
C.***	**Net cash from financing activities**	**-8 429 940**
F.	**Net increase/decrease in cash**	**1 478 514**
R.	**Cash and cash equivalents at end of period**	**3 751 742**

Name of company	ČEZ, a. s.	Commercial Register Number 45274649

Supervisory Board

Name	Representative of:	Employer and Position	Education	Membership in the Bodies of other companies	Ownership of ČEZ's shares:
Milada Vlasáková Chairperson of the Supervisory Board	National Property Fund of Czech Republic		High School	Chairman of the Supervisory Board of Unipetrol, a.s.; of Chemopetrol, a.s.; of Benzina, a.s.;ofn Revitalizační agentura; Member of the Supervisory Board of ČMZRB; Vice-Chairman of the Board of Director of Severočeské doly, a.s.; Member of the Presidium of the National Property Fund of Czech Republic, of Health and Environment Council and of Defense Planning Committee; Vice-Chairman of the Council for Program EMAS; since December 1, 2001 chairman of the Investment Council of the Government of Czech Republic	0
Václav Krejčí Vice-Chairman	employees of ČEZ, a. s.	ČEZ a. s. - Power Plant Dukovany Officer for Internal Communications	High School	none	1
Oldřich Vojíř Vice-Chairman	National Property Fund of Czech Republic	Member of Parliament, Member of economic committee and subcommittee for energy policy	University	Chairman of the Board of Directors of Krušnohorská investorská, a.s., of Dopravní podniky města Most a Litvínov, a.s. and of První mostecká a.s.; Chairman of the Supervisory Board of the National Property Fund of Czech Republic.	0
Josef Flekal Member	National Property Fund of Czech Republic	Consulting G5 s.r.o. - Director	University	none	132
František Haman Member	employees of ČEZ, a. s.	ČEZ a. s. - Power Plant Temelín Head of trade union	High School	none	0
Olga Horáková Member	National Property Fund of Czech Republic	National Property Fund of Czech Republic - Head of Legal Department	University	Member of the Board of Directors of Severočeské doly, a.s.	0
Jan Juchelka Member	National Property Fund of Czech Republic	Second Vice-Chairman of the Executive Committee of the National Property Fund of Czech Republic	University	Member of the Board of Directors of Český Telecom, a.s..; Member of the Supervisory Board of Komerční banka, a.s.	0
Václav Srba Member	National Property Fund of Czech Republic	Ministry of Finance - Director for Industry, Privatization and Restructuralization	University	Deputy Chairman of the Government Council - Investment Council; member of the Supervisory Board of ŠKODA HOLDING, a.s.	10

Jan Ševr Member	employees of ČEZ, a. s.	ČEZ a. s. - Power Plant Mělník Head of shift operation	High School	Head of trade union in ČEZ, a. s. - Power Plant Mělník	106
Vratislav Vajnar	National Property Fund of Czech Republic	Severočeské doly, a.s. - General Director and Chairman of the Board of Directors	University	Chairman of the Board of Directors of the Mining and Petroleum Industry Workers Employees's Union; Member of the Board of Directors of Výzkumný ústav hnědého uhlí a.s. Most; Member of the Board of Directors of KOMES, a.s. Most	0
Zdeněk Vorlíček	National Property Fund of Czech Republic	Ministry of Industry and Trade - Deputy of Minister for Economic Policy	University	Chairman of the Supervisory Board of Vítkovice, a.s., Member of Grant Agency of Academy of Sciences, Delegate of the Ministry of Industry and Trade to the Academic Assembly of the Academy of Sciences, Member of the Economic Policy Task Force of the Economic and Social Alliance Council	0
Zdeněk Židlický Member	employees of ČEZ, a. s.	ČEZ a. s. - Power Plant Prunéřov (EPR II) - Chairman of the ČEZ-EPR II union organization	High School	Vice-Chairman of the Independent Union Association; representative of the trade union for energy issues in the Economic and Social Agreement Council of the Czech Republic where he serves on the working team for economic policy and on the consultation team for electric power sector provatization.	88

Date: July 25, 2002